Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217579
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 13 DATED JULY 25, 2018
TO THE PROSPECTUS DATED NOVEMBER 27, 2017
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated November 27, 2017, Supplement No. 2 dated January 16, 2018, Supplement No. 3 dated January 29, 2018, Supplement No. 4 dated February 21, 2018, Supplement No. 5 dated February 22, 2018, Supplement No. 6 dated March 9, 2018, Supplement No. 7 dated March 26, 2018, Supplement No. 8 dated April 10, 2018, Supplement No. 9 dated April 30, 2018, Supplement No. 10 dated May 24, 2018, Supplement No. 11 dated June 12, 2018 and Supplement No. 12 dated July 9, 2018. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our follow-on offering of common stock;

(2)	updates to our executive officers and directors; and

(3)	updates to the "Principal Stockholders" section of our prospectus.
Status of the Offering
On November 27, 2017, our follow-on offering of up to $1,000,000,000 in shares of common stock was declared effective by the SEC (the "Offering"). As of July 25, 2018, we are offering shares of Class A common stock, Class I common stock and Class T2 common stock in the Offering. As of July 23, 2018, we had accepted investors' subscriptions for and issued approximately 2,250,000 shares of Class A common stock, 3,817,000 shares of Class I common stock, 1,320,000 shares of Class T common stock and 1,657,000 shares of Class T2 common stock in the Offering, resulting in receipt of gross proceeds of $22,926,000, $35,082,000, $12,850,000 and $16,066,000, respectively, for total gross proceeds raised of $86,924,000. As of July 23, 2018, we had approximately $913,076,000 in Class A shares, Class I shares and Class T2 shares of common stock remaining in the Offering.
We previously disclosed that we would offer the shares in the Offering for a period of 9-12 months following the effective date of this Registration Statement, unless our board of directors terminated the Offering at an earlier date or all shares being offered were sold, in which case the Offering would terminate. We plan to terminate the Offering on or about November 27, 2018, the date that is 12 months following the effective date of this Registration Statement; however, we reserve the right to terminate the Offering at any time prior to the stated termination date or if all shares being offered have been sold.
Updates to Our Executive Officers and Directors
On July 23, 2018, Lisa Drummond, our Chief Operating Officer and Secretary of the Company, advised us that she will retire from the Company and our advisor on or before December 31, 2018.
On July 24, 2018, our board of directors increased the size of the board of directors from five to seven directors and elected Michael Seton and Roger Pratt as directors to fill the newly created vacancies on our board of directors, effective immediately. Our board of directors determined that Mr. Pratt is an independent director. With the election of Messrs. Seton and Pratt, our board of directors now consists of seven members, four of whom are independent directors. In addition, our board of directors appointed Mr. Pratt to serve on the audit committee of our board of directors. Pursuant to the Company’s 2014 Restricted Share Plan, we granted 3,000 shares of restricted Class A common stock to Mr. Pratt in connection with his initial election to the board of directors. We will grant 3,000 shares of restricted Class A common stock in connection with Mr. Pratt’s subsection re-election, as applicable. The restricted stock will vest over a four-year period following the first anniversary of the date of grant in increments of 25% per annum. All references to the board of directors, audit committee and grants of restricted stock to independent directors in our prospectus are hereby updated accordingly, as the context requires.

The following table supersedes and replaces the table of our executive officers and directors beginning on page 71 of the prospectus in the “Management — Executive Officers and Directors” section of the prospectus:

Name	Age	Position(s)
Michael A. Seton	46	Chief Executive Officer, President and Director
Todd M. Sakow	46	Chief Financial Officer and Treasurer
Lisa A. Drummond	54	Chief Operating Officer and Secretary
John E. Carter	58	Chairman of the Board
Robert M. Winslow	68	Director
Randall Greene	69	Independent Director
Jonathan Kuchin	67	Independent Director
Ronald Rayevich	75	Independent Director
Roger Pratt	65	Independent Director
Michael A. Seton’s biographical information beginning on page 73 of the prospectus is hereby superseded and replaced with the following information:
Michael A. Seton, age 46, has served as a director since July 2018, our Chief Executive Officer since April 2018 and as our President since March 2015. He also has served as the Chief Executive Officer of Carter Validus Mission Critical REIT, Inc. since April 2018 and as the President of Carter Validus Mission Critical REIT, Inc. since March 2015. He also serves as Chief Executive Officer of Carter Validus Advisors II, LLC, served as Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President and a member of the Investment Committee of Carter Validus Advisors II, LLC since January 2013. Mr. Seton serves as the Chief Executive Officer of our sponsor, Carter Validus REIT Management Company II, LLC, and served as Co-Chief Executive Officer from July 2015 to April 2018 and as President since January 2013. Mr. Seton also serves as the Chief Executive Officer of Carter/Validus Advisors, LLC, served as the Co-Chief Executive Officer from August 2015 to April 2018, and has served as the President of Carter/Validus Advisors, LLC since December 2009. He serves as Chief Executive Officer of Carter/Validus REIT Investment Management Company, LLC, served as Co-Chief Executive Officer from July 2015 to April 2018 and served as President of Carter/Validus REIT Investment Management Company, LLC since December 2009. Mr. Seton serves as the Chief Executive Officer of CV REIT Management Company, LLC and served as Co-Chief Executive Officer from October 2015 to April 2018. Mr. Seton serves as the Chief Executive Officer of CV Data Center Growth & Income Fund Manager, LLC. He also serves as Chief Executive Officer and a member of the Investment Committee of CV Data Center Growth & Income REIT Advisors, LLC. Mr. Seton also serves as Chairman of CV Data Center Real Estate Management Services, LLC. Mr. Seton has more than 20 years of real estate investment and finance experience. From December 1996 until June 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documenting, closing and syndication of real estate financings for private developers and owners, REITs, and real estate operating companies. Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $35 billion in acquisitions and financings during his real estate career. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.
The following biographical information of Mr. Pratt is hereby inserted in the “Management — Executive Officers and Directors” section of the prospectus beginning on page 71:
Roger Pratt has been an independent director and member of the Audit Committee of Carter Validus Mission Critical REIT II, Inc. since July 2018. Mr. Pratt currently serves as Senior Advisor to the Elite International Investment Fund and as an Executive in Residence at the Steers Center for Global Real Estate at Georgetown University’s McDonough School of Business.
Mr. Pratt was the Managing Director for Prudential Real Estate Investors (PREI) from 1995 until his retirement in 2014. In this capacity he served as a senior leader at PREI, which over the course of his 32-year career with PREI became a global real estate manager with over $50 billion in gross assets under management. Mr. Pratt served as a member of PREI’s U.S., Latin American and Global Investment and Management Committees. Mr. Pratt directed open-end, closed-end, and single client account funds, and played a leading role in raising capital from more than 100 institutional investors including public, corporate and union funds as well as foundations and endowments.
As the Co-Chief Risk & Investment Officer at PREI from 2012 to 2014, Mr. Pratt developed a strategic plan for PREI’s global proprietary capital portfolio, initiated a global portfolio review process, revamped and standardized the firm’s investment committee cases, created a Global Investment Committee, and instituted a “scorecard” for new products and funds.

As a US Senior Portfolio Manager at PREI from 1995 to 2011, he directed open-end, closed-end and single client funds with gross assets over $13 billion during his tenure. From 1992 to 1995, he was the Portfolio Manager, and from 1995 to 2011 the Senior Portfolio Manager, of Prudential’s enhanced core equity real estate portfolio, PRISA II. On behalf of PRISA II, he served on the board of trustees of Starwood Hotels and Resorts Worldwide, Inc. from 1997 to 1999 (NYSE:HOT).
In 2003, Mr. Pratt developed and launched PRISA III, serving as its Senior Portfolio Manager until 2010. He also directed PREI’s US Single Client accounts from 1997 to 2011, and its Senior Housing platform from 2003 to 2010. Mr. Pratt began his career with the Prudential Realty Group (PRG) in 1982 as an asset manager and later served as the head of PRG’s New Jersey regional office and co-head of PRG’s national development portfolio.
Mr. Pratt earned a Master’s of Regional Planning in 1976 from the University of North Carolina and a Master’s in Business Administration in 1982 as a Dean’s Scholar from the University of North Carolina. He received his B.A. as a Phi Beta Kappa graduate of the College of William and Mary in Williamsburg, Virginia in 1974. From 1976 to 1980, he served as a Community Development Planner for the State of North Carolina.
Mr. Pratt serves on the Wood Center Real Estate Studies Advisory Board at the University of North Carolina, the Foundation Board of the Mason School of Business at the College of William and Mary, the Board of Directors of the Schumann Fund for New Jersey, and the Board of Directors of The George Washington University Museum and The Textile Museum in Washington, D.C. Mr. Pratt was selected to serve as an independent director because of his significant real estate and capital markets experience.
The following information replaces in its entirety the first sentence immediately following the first table on page 77 of the “Management — The Advisor” section of the prospectus:
The backgrounds of John E. Carter, Todd M. Sakow, Michael A. Seton, and Robert M. Winslow and Roger Pratt are described in the “Management - Executive Officers and Directors” section of this prospectus.
Principal Stockholders
The “Principal Stockholders” section on page 91 of the prospectus is hereby deleted in its entirety and replaced with the following:
PRINCIPAL STOCKHOLDERS
The following table provides, as of the date of this prospectus, information regarding the number and percentage of shares of our common stock beneficially owned by each director, each executive officer, all directors and executive officers as a group and any person known to us to be the beneficial owner of more than 5.0% of our outstanding shares. As of July 23, 2018, 81,990,000, 10,281,000, 37,710,000 and 1,665,000 shares of Class A, Class I, Class T and Class T2 common stock outstanding, respectively. Beneficial ownership includes outstanding shares and shares which are not outstanding, but that any person has the right to acquire within 60 days after the date of this prospectus. However, any such shares that are not outstanding are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Except as otherwise provided, the person named in the table has sole voting and investing power with respect to all shares beneficially owned by it.

Beneficial Owner(1)	Number of Class A Shares Beneficially Owned	Percent of Class
Carter Validus REIT Management Company II, LLC	20,000	*
Directors
John E. Carter	(2)	*
Robert M. Winslow	(3)	*
Jonathan Kuchin	17,215	*
Randall Greene	17,144	*
Ronald Rayevich	15,000	*
Roger Pratt	3,000	*
Michael A. Seton	(4)	*
Executive Officers
Lisa A. Drummond	(5)	*
Todd M. Sakow	(6)	*
All executive officers and directors as a group (9 persons)	72,359	*

*	Represents less than 1.0% of the outstanding common stock.

(1)	The business address of the beneficial owner is 4890 W. Kennedy Blvd., Suite 650, Tampa, FL 33609.

(2)
Mr. Carter is Executive Chairman of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Carter disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(3)
Mr. Winslow directly or indirectly controls Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Winslow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(4)
Mr. Seton is the Chief Executive Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Seton disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.

(5)
Ms. Drummond is the Chief Operating Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Ms. Drummond disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of her pecuniary interest.

(6)
Mr. Sakow is the Chief Financial Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares of Class A common stock in our company. Mr. Sakow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.